BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

(“Company”)

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON OCTOBER 26, 2020

1.           Date, Time and Place: Meeting held on October 26, 2020 at at 10:00 a.m., by conference call.

2.           Summons and Presence: The call notice requirement was waived in view of the presence of all members of the Company’s Board of Directors: Mr. Pedro Pullen Parente (“Mr. Pedro Parente”), Mr. Augusto Marques da Cruz Filho (“Mr. Augusto Cruz”), Mr. Dan Ioschpe (“Mr. Dan Ioschpe”), Ms. Flávia Buarque de Almeida (“Ms. Flávia Almeida”), Ms. Flávia Maria Bittencourt (“Ms. Flávia Bittencourt”), Mr. José Luiz Osório de Almeida Filho (“Mr. José Osório”), Mr. Luiz Fernando Furlan (“Mr. Luiz Furlan”), Mr. Ivandré Montiel da Silva (“Mr. Ivandré Montiel”), Mr. Roberto Rodrigues (“Mr. Roberto Rodrigues”) and Mr. Marcelo Feriozzi Bacci (“Mr. Marcelo Bacci”).

3.           Presiding Board: Chairman: Mr. Pedro Pullen Parente; Secretary: Mr. Carlos Eduardo de Castro Neves.

4.           Agenda: (i) contracting of new revolving credit facility with Banco do Brasil.

5.           Resolutions: The members approved, by unanimous votes and with no restrictions, the drawing up of the present minutes in summary form. Once the agenda has been examined, the following matters were discussed and the following resolutions were taken:

5.1.       Contracting of New Revolving Credit Facility with Banco do Brasil. The members of the Board of Directors, under the terms of Article 23, item (xxxiii) of the Bylaws, approved, by unanimous votes, the contracting, by the Company, of a new revolving credit facility with Banco do Brasil S.A. in the total amount of up to one billion and five hundred million Brazilian Reais (R$1,500,000,000.00), with maturity of up to three (3) years, as well as the execution of its formalization instruments.

6.           Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

(“Company”)

7.           Closure: There being no other matters to be discussed, the meeting was closed, being the present minutes drawn up by electronic processing, which after having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in Book No. 8, pages 17 and 18, of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, October 26, 2020.

Carlos Eduardo de Castro Neves

Secretary